SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF DECEMBER 2006

SK Telecom Co., Ltd.
(Translation of registrant’s name into English)
11, Euljiro2-ga Jung-gu
Seoul 100-999, Korea
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑        Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes ☐     No ☑
     If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-

Report on Important Business Matters
SIGNATURES

Report on Important Business Matters
New Investments in Equipment
     The management of SK Telecom Co., Ltd. (“SK Telecom”) has approved plans for the following new investments in telecommunications equipment. The planned investments are within the target amount set forth in the 2006 capital expenditures guidance provided in SK Telecom’s future business and management plans as disclosed in February 2006.
Investment in High Speed Downlink Packet Access (“HSDPA”) Equipment

1.	Investment Type		Investment in HSDPA equipment

2.	Investment Details	Investment Amount (Won)	240,000,000,000

		SK Telecom Capitalization (Won)	8,255,563,302,000

		Investment as Percentage of Capitalization (%)	2.9%

3.	Purpose of Investment		Construction of nation-wide WCDMA network

4.	Investment Period		November 2006 to December 2006

5.	Date of Management Approval		October 24, 2006
Investment in Wireless Broadband Equipment

1.	Investment Type		Investment in Wireless Broadband equipment

2.	Investment Amounts	Investment Amount (Won)	117,000,000,000

		SK Telecom Capitalization (Won)	8,255,563,302,000

		Investment as Percentage of Capitalization (%)	1.4%

3.	Purpose of Investment		Expansion of “Hot-zone” coverage and provision of subway-related services equipment

4.	Investment Period		December 2006 to March 2007

5.	Date of Management Approval		November 30, 2006

Forward-Looking Statement Disclaimer
The material above contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the our actual results or performance to be materially different from any future results or performance expressed or implied by such forward-looking statements. We do not make any representation or warranty, express or implied, as to the accuracy or completeness of the information contained herein, and nothing contained herein is, or shall be relied upon as, a promise or representation, whether as to the past or the future. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events. Additional information concerning these and other risk factors are contained in our latest annual report on Form 20-F and in our other filings with the U.S. Securities and Exchange Commission.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK Telecom Co., Ltd. (Registrant)
By:	/s/ Hyun Jong Song
(Signature)
Name: Hyun Jong Song Title: Vice President

Date: December 5, 2006